UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

FORM 6-K

REPORT OF FOREIGN PRIVATE ISSUER
PURSUANT TO RULE 13a-16 OR 15d-16 UNDER
THE SECURITIES EXCHANGE ACT OF 1934

For the month of May 2015

PEARSON plc
(Exact name of registrant as specified in its charter)

N/A

(Translation of registrant's name into English)

80 Strand
London, England WC2R 0RL
 44-20-7010-2000
(Address of principal executive office)

Indicate by check mark whether the Registrant files or will file annual reports under cover of Form 20-F or Form 40-F:

Form 20-F X                                                Form 40-F

Indicate by check mark whether the Registrant by furnishing the information contained in this Form is also thereby furnishing the information to the
Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934

Yes                                              No X

This Report includes the following documents:
1. A press release from Pearson plc announcing Director/PDMR Shareholding

PEARSON PLC
(the "Company")

Notification of PDMRs' Interests

Below are details of purchases of ordinary shares of 25p each, made under the Company's Dividend Reinvestment Plan ("DRIP"), on the London Stock Exchange on 5 May 2015 and notified to the Company on the same day:-

Name of Director	No. of Shares Purchased	Percentage of Issued Stock	Price per Share	Total Holding Following Notification	Total Percentage Following Notification
Roderick Bristow	683	0.00008%	£13.2997	27,994	0.00341%
John Ridding	97	0.00001%	£13.2997	9,401	0.00115%

This notification is made in accordance with DTR 3.1.4R.

SIGNATURE

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

PEARSON plc

Date:  06 May 2015

By: /s/ STEPHEN JONES

-----------------------
Stephen Jones
Deputy Secretary